Report of Independent Registered
Public Accounting Firm
The Board of Directors of
BNY Mellon Investment Funds II, Inc.

We have examined management's
assertion, included in the accompanying
Management Statement Regarding
Compliance With Certain Provisions of
the Investment Company Act of 1940,
that BNY Mellon Alternative Diversifier
Strategies Fund, BNY Mellon Global
Emerging Markets Fund and BNY Mellon
Yield Enhancement Strategy Fund
(collectively the "Funds"), each a
series of BNY Mellon Investment Funds
II, Inc., complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 under the Investment
Company Act of 1940 (the Act) as of
October 31, 2020. Management is
responsible for the Funds' compliance
with those requirements of subsections
(b) and (c) of Rule 17f-2 of the Act
(the specified requirements). Our
responsibility is to express an opinion
on management's assertion about the
Funds' compliance based on our
examination.

Our examination was conducted in
accordance with attestation standards
established by the American Institute
of Certified Public Accountants. Those
standards require that we plan and
perform the examination to obtain
reasonable assurance about whether
management's assertion about compliance
with the specified requirements is
fairly stated, in all material
respects. An examination involves
performing procedures to obtain
evidence about whether management's
assertion is fairly stated in all
materials respects. The nature, timing,
and extent of the procedures selected
depend on our judgement, including an
assessment of the risks of material
misstatement of management's assertion,
whether due to fraud or error. We
believe that the evidence we obtained
is sufficient and appropriate to
provide a reasonable basis for our
opinion.
Included among our procedures were the
following tests performed as of October
31, 2020, and with respect to agreement
of security purchases and sales, for
the period from July 31, 2020 (the date
of the Funds' last examination) through
October 31, 2020:
1.	Confirmation with the Custodian of all
securities held, hypothecated, pledged
or placed in escrow or out for transfer
with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation
of security positions held by
institutions in book entry form (e.g.,
the Federal Reserve Bank, The
Depository Trust Company and various
sub-custodians) to Custodian records
and verified that reconciling items
were cleared in a timely manner;

3.	Reconciliation of the Funds' securities
per the books and records of the Funds
to those of the Custodian;
4.	Agreement of pending purchase and sale
activity for the Funds as of October 31, 2020, if any, to documentation of corresponding subsequent bank statements;


5.	Agreement of five security purchases
and five security sales since the date
of the last examination, from the books
and records of the Funds? to
corresponding bank statements;

6.	Review of the BNY Mellon Asset
Servicing Custody and Securities
Lending Services Service Organization
Control Report ("SOC 1 Report") for the
period October 1, 2019 - September 30,
2020 and noted no relevant findings
were reported in the areas of Asset
Custody and Trade Settlement.

We believe that our examination
provides a reasonable basis for our
opinion. Our examination does not
provide a legal determination on the
Funds' compliance with specified
requirements.
In our opinion, management's assertion
that the Funds complied with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of October 31, 2020,
with respect to securities reflected in
the investment accounts of the Funds
are fairly stated, in all material
respects.
This report is intended solely for the
information and use of management and
The Board of Directors of BNY Mellon
Investment Funds II, Inc. and the
Securities and Exchange Commission and
is not intended to be and should not be
used by anyone other than these
specified parties.
      /s/ KPMG LLP
New York, New York
May 28, 2021

	February 26, 2021
Management Statement Regarding
Compliance With
Certain Provisions of the Investment
Company Act of 1940


We, as members of management of BNY
Mellon Alternative Diversifier
Strategies Fund, BNY Mellon Global
Emerging Markets Fund and BNY Mellon
Yield Enhancement Strategy Fund
(collectively the "Funds"), each a
series of BNY Mellon Investment Funds
II, Inc. are responsible for complying
with the requirements of subsections
(b) and (c) of Rule 17f-2, 'Custody of
Investments by Registered Management
Investment Companies' of the Investment
Company Act of 1940.  We are also
responsible for establishing and
maintaining effective internal controls
over compliance with those
requirements. We have performed an
evaluation of the Funds' compliance
with the requirements of subsections
(b) and (c) of Rule 17f-2 as of October
31, 2020 and for the period from July
31, 2020 (the date of the Funds' last
examination) through October 31, 2020.

Based on the evaluation, we assert that
the Funds were in compliance with the
requirements of subsections (b) and (c)
of Rule 17f-2 of the Investment Company
Act of 1940 as of  October 31, 2020,
and for the period from  July 31, 2020
(the date of the Funds' last
examination) through October 31, 2020
with respect to securities reflected in
the investment accounts of the Funds.

BNY Mellon Investment Funds II, Inc.


Jim Windels
Treasurer

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